January 14, 2025

James W. Barge
Chief Financial Officer
Lions Gate Entertainment Corp.
250 Howe Street, 20th Floor
Vancouver, British Columbia V6C 3R8

Adrian Kuzycz
Chief Executive Officer
Lionsgate Studios Holding Corp.
250 Howe Street, 20th Floor
Vancouver, British Columbia V6C 3R8

       Re: Lions Gate Entertainment Corp.
           Amendment No. 2 to Registration Statement on Form S-4
           Filed December 31, 2024
           File No. 333-282630
Dear James W. Barge and Adrian Kuzycz:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 23, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-4 Filed December 31, 2024 Background of the Transactions, page 115

1. We note that LGEC and StudioCo entered into the Tax Matters Agreement on May 9,
       2024. Please revise the Background section to disclose any material discussions or negotiations associated with entering into such agreement. Additionally, please revise
 January 14, 2025
Page 2

       to make similar revisions for each of the other agreements relating to the transactions
       (as listed on pages 462-464).
General

2. We have reviewed your response to prior comment 7. Please provide your analysis regarding why the payment of a filing fee is not required pursuant to
Section 6(b) of
       the Securities Act and Securities Act Rule 457(f). Alternatively, please revise to pay the filing fee.
       Please contact Robert Shapiro at 202-551-3273 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Taylor Beech at 202-551-4515 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Mark A. Stagliano